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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
April 23, 2020

Manulife announces intention to redeem 2.10% Fixed/Floating Subordinated Debentures

TORONTO – The Manufacturers Life Insurance Company (“MLI”) today announced its intention to redeem at par on June 1, 2020 all of its outstanding $750,000,000 principal amount of 2.10% Fixed/Floating Subordinated Debentures (the “Debentures”) due June 1, 2025. The Debentures are redeemable at MLI’s option on or after June 1, 2020 at a redemption price per Debenture equal to par, together with accrued and unpaid interest to but excluding the date of redemption. Formal notice will be delivered to holders of Debentures in accordance with MLI’s Amended and Restated Trust Indenture.

Interest on the Debentures will cease to accrue on the redemption date.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of December 31, 2019, we had $1.2 trillion (US$0.9 trillion) in assets under management and administration, and in the previous 12 months we made $29.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Odette Coleman Manulife 416-315-6343 odette_coleman@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com